Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
We consent to the use in this Annual Report on [Form 40-F] of CGI Group Inc. [the “Company”] of our report dated November 6, 2018 with respect to the consolidated financial statements of the Company as of and for the years ended September 30, 2018 and 2017 included herein and our report dated November 6, 2018 with respect to the effectiveness of internal control over financial reporting as of September 30, 2018.
We also consent to the incorporation by reference in the Registration Statements on [Form S-8 Nos. 333-197742, 333-112021,  333-13350, 333-66044, 333-74932, 333-146175, 333-177013 and 333-220741] pertaining to the Company’s stock option plans and to the Company’s performance share unit plan of our reports dated November 6, 2018 with respect to the consolidated financial statements of the Company as of and for the years ended September 30, 2018 and 2017 included herein and the effectiveness of internal control over financial reporting as of September 30, 2018.

Montréal, Canada
December 20, 2018

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1. CPA Auditor, CA, public accountancy permit No. A113209